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                                   EXHIBIT 99
                                  RISK FACTORS

           REGULATORY RISKS. The banking industry is subject to many laws and regulations. Regulations protect depositors, not stockholders. The Maryland Division of Financial Regulation, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System regulate the Company and the Bank. Regulations and laws increase the Company's operating expenses, affect the Company's earnings, and put the Company at a disadvantage with less regulated competitors, such as finance companies, mortgage banking companies, and leasing companies.

           EXPOSURE TO LOCAL ECONOMIC CONDITIONS. Most of the loans made by the Bank are made to Maryland borrowers. A decline in local economic conditions would affect the Company's earnings.

           CREDIT RISKS AND INADEQUACY OF LOAN LOSS RESERVE. When borrowers default and do not repay the loans made to them by the Bank, the Company loses money. Experience shows that some borrowers either will not pay on time or will not pay at all. In these cases, the Bank will cancel, or "write off," the defaulted loan or loans. A "write off" reduces the Company's assets and affects the Company's earnings. The Company anticipates losses by reserving what it believes to be an adequate cushion so that it does not have to take a large loss at any one time. However, actual loan losses cannot be predicted, and the Company's loan loss reserve may not be sufficient.

           INTEREST RATE RISK. The Company's earnings depend greatly on its net interest income, the difference between the interest earned on loans and investments and the interest paid on deposits. If the interest rate paid on deposits is high and the interest rate earned on loans and investments is low, net interest income is small and the Company earns less. Because interest rates are established by competition, the Company cannot completely control its net interest income.

           RISKS ASSOCIATED WITH REAL ESTATE LENDING. The Bank makes many real estate secured loans. Real estate loans are in demand when interest rates are low and economic conditions are good. Even when economic conditions are good and interest rates are low, these conditions may not continue. The Company may lose money if the borrower does not pay a real estate loan. If real estate values decrease, then the Company may lose more money when the borrowers default.

           NO ASSURANCE OF GROWTH. The Company's ability to increase assets and earnings depends upon many factors, including competition for deposits and loans, the Company's branch and office locations, avoidance of credit losses, and hiring and training of personnel. Many of these factors are beyond the Company's control.

           COMPETITION. Other banks and non-banks, including savings and loan associations, credit unions, insurance companies, leasing companies, small loan companies, finance companies, and mortgage companies, compete with the Company. Some of the Company's competitors offer services and products that the Company does not offer. Larger banks and non-bank lenders can make larger loans and service larger customers. Law changes now permit interstate banks which may increase competition. Increased competition may decrease the Company's earnings.

           NO ASSURANCE OF CASH OR STOCK DIVIDENDS. Whether dividends may be paid to stockholders depends on the Company's earnings, its capital needs, law and regulations, and other factors. The Company's payment of dividends in the past does not mean that the Company will be able to pay dividends in the future.

           STOCK NOT INSURED. Investments in the shares of the Company's common stock are not deposits that are insured against loss by the government.

           RISK INVOLVED IN ACQUISITIONS. Part of the Company's growth may come from buying other banks and companies. A newly purchased bank or company may not be profitable after the Company buys it and may lose money, particularly at first. The new bank or Company may bring with it unexpected liabilities or bad loans, bad employee relations, or the new bank or company may lose customers.

           RISK OF CLAIMS. Customers may sue the Company for losses due to the Company's alleged breach of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the Company's failure to comply with applicable laws and regulations, or many other reasons. Also, employees of the Company conduct all of the Company's business. The employees may knowingly or unknowingly violate laws and regulations. Company management may not be aware of any violations until after their occurrence. This lack of



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knowledge will not insulate the Company from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce the Company's profitability and hurt its financial condition.

           DEVELOPMENTS IN TECHNOLOGY. Financial services use technology, including telecommunications, data processing, computers, automation, internet-based banking, debit cards, and "smart" cards. Technology changes rapidly. The Company's ability to compete successfully with other banks and non-banks may depend on whether it can exploit technological changes. The Company may not be able to exploit technological changes and expensive new technology may not make the Company more profitable.

           YEAR 2000. The "Year 2000 Issue" describes problems that may result from the improper processing of dates and date-sensitive calculations beginning in the Year 2000. Many existing computer programs use only two digits to identify the year in the date field of a program. These programs could experience serious malfunctions when the last two digits of the year change to "00" as a result of identifying a year designated "00" as the Year 1900 rather than the Year 2000. A system failure or other disruptions of operations could occur if the Company's computer programs and other equipment identify a year designated "00" as the Year 1900 rather than the Year 2000. The Company cannot be certain that its computer programs and other equipment, and the computer programs and other equipment of its customers, vendors, suppliers, and even the government will be Year 2000 compliant. Any systems failure, disruption, or other losses could affect the Company's earnings.

           ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS. The Company's Articles of Incorporation and Bylaws divide the Company's Board of Directors into three classes and each class serves for a staggered three-year term. No director may be removed except for cause, and then only by a vote of at least two-thirds of the total eligible stockholder votes. In addition, Maryland law contains anti-takeover provisions that apply to the Company. These provisions may discourage or make it more difficult for another company to buy the Company or may reduce the market price of the Company's common stock.



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